                                                                    Exhibit 99.1

                                Explanatory Note

     Pursuant to that certain stock option agreement dated November 28, 2003, the Reporting Person was awarded 50,000 option shares. The option shares will vest and become exercisable in increments of 20% in each of the following five years. All of the option shares will be fully vested and exercisable on November
28, 2003.